UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 12, 2008

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-149511) OF KONINKLIJKE PHILIPS ELECTRONICS N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.	Description
4.1	The form of Fixed Rate Note.

4.2	The form of Floating Rate Note.

5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Koninklijke Philips Electronics N.V., as to the validity of the securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Registrant)

Date: March 12, 2008	By:	/s/ E.P. Coutinho
	Name:	E.P. Coutinho
	Title:	General Secretary

THIS SECURITY IS A REGISTERED GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

[4.625][5.750][6.875]% NOTE DUE [2013][2018][2038]

No. [001]	$[500,000,000]
CUSIP NO: [500472AA3]
[500472AB1]
[500472AC9]
ISIN: [US500472AA30]
[US500472AB13]
[US500472AC95]

Koninklijke Philips Electronics N.V., a corporation duly organized and existing under the laws of The Netherlands (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), having its principal executive office at Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands, for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of [Five Hundred Million] Dollars on March 11, [2013][2018][2038], and to pay interest thereon from March 11, 2008 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on March 11 and September 11 in each year, commencing September 11, 2008, at the rate of [4.625][5.750][6.875]% per annum as determined in accordance with the provisions set forth on the reverse side hereof, until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the fifteenth calendar day (whether or not a Business Day), prior to such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and any such interest on this Security will be made at the office or agency of the Company maintained for that purpose in New York City, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts if applicable; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof, directly or through an Authenticating Agent, by manual signature of an authorized signatory, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

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IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed manually or in facsimile.

Dated: March 11, 2008

Koninklijke Philips Electronics N.V.

By
Name
Title

3

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated herein and referred to in the within mentioned Indenture.

Dated: March 11, 2008

Deutsche Bank Trust Company Americas

By	Deutsche Bank National Trust Company

Name
Title

4

REVERSE

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of March 11, 2008 (herein called the “Indenture”, which term shall have the meaning assigned to it in such instrument), between the Company and Deutsche Bank Trust Company Americas, as Trustee thereunder (herein called the “Trustee”, which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture and all indentures supplemental thereto for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company and the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, initially limited in aggregate principal amount to U.S.$[500,000,000][1,250,000,000][1,000,000,000].

The Securities of each series may be redeemed at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days notice given as provided in the Indenture, at any time at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) as determined by the Independent Investment Banker, the sum of the present values of the applicable Remaining Scheduled Payments discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus [35][40] basis points, with one basis point being 0.01%, in each case, together with accrued interest to the Redemption Date.

The definitions of certain terms used in the paragraph above are set forth below.

“Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third Business Day immediately preceding that Redemption Date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Securities.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue

5

(expressed in each case as a percentage of its principal amount) on the third Business Day preceding that redemption date, as set forth in the daily statistical release designated H.l5 (519) (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Notes” or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, (A) the average of the Reference Treasury Dealer Quotations for that Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations or (B) if the Independent Investment Banker for the Securities obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company to act as the “Independent Investment Banker”.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and UBS Securities LLC, their respective successors and two other nationally recognized investment banking firms that are Primary Treasury Dealers specified from time to time by the Company; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), the Company shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding that Redemption Date.

“Remaining Scheduled Payments” means, with respect to each Security to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related Redemption Date but for such redemption; provided, however, that if that Redemption Date is not an interest payment date with respect to such Securities, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that Redemption Date.

The Company will have the option to redeem the Securities of any series upon not less than 30 nor more than 60 days’ notice at any time, if the Company determines that it will or would be required to pay holders Additional Amounts (as defined below), and it cannot avoid such payment by reasonable measures available to it as a

6

result of: (i) a change in or amendment to the laws or regulations of The Netherlands (or of any political subdivision or taxing authority thereof or therein), or (ii) a change in an official application or interpretation of those laws or regulations, including a decision of any court or tribunal, which becomes effective (1) in the case of the Company, on or after the date of this prospectus or (2) in the case of a successor company, the date such successor assumes the obligation under the Securities.

In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

Upon the occurrence of a Change of Control Triggering Event with respect to this series of Securities, unless the Company has exercised its right to redeem this series of Securities as described in this Security, each Holder of this series of Securities will have the right to require the Company to purchase all or a portion of such Holder’s Securities of this series (in integral multiples of $1,000) pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101 % of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of Holders of the Securities of this series on the relevant record date to receive interest due on the relevant interest payment date.

Within 60 days following the date upon which the Change of Control Triggering Event occurred, or at the Company’s option, prior to any Change of Control but after the public announcement of the pending Change of Control, the Company will be required to send, by mail, a notice to each Holder of the Securities of this series, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of the Securities of this series electing to have such Securities purchased pursuant to a Change of Control Offer will be required to surrender such Securities, with the form entitled “Option of Holder to Elect Purchase” on the reverse of each Security completed, to the Trustee at the address specified in the notice, or transfer such Securities to the Trustee by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

The Company will comply with the requirements of Rule l4e-l under the Securities Exchange Act of 1934 (as amended) and any other securities laws and

7

regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Securities as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Triggering Event provisions of the Indenture by virtue of such conflicts.

The Company will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by the Company and such third party purchases all Securities properly tendered and not withdrawn under its offer.

For purposes of the Change of Control Offer provisions of the Securities, the following terms will be applicable:

“Change of Control” means the occurrence of anyone of the following: (i) Control is acquired or held by any Person or any Persons acting in concert, within the meaning of Section 5:45, subsection 5 of the Dutch Act in financial supervision (Wet op het financieel toezicht) as to the exercise of Voting Stock or (ii) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Voting Stock of the Company outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving Person immediately after giving effect to such transaction, provided, however, that a Change of Control will not be deemed to have occurred solely as a result of the issuance or transfer, with the co-operation of the Company’s Supervisory Board, Board of Management or the Company’s general meeting of shareholders, as applicable, and, in each case, if required, of any preference shares in the Company’s share capital to the foundation Stichting Preferente Aandelen Philips or its successor.

“Change of Control Triggering Event” means, with respect to each series of Securities, the Securities of that series are rated below Investment Grade by each of the Rating Agencies on any date during the period (the “Trigger Period”) commencing on the date of the first public announcement by the Company of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such

8

Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings downgrade) provided that a Change of Control Triggering Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Change of Control Triggering Event). Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Control” means ownership of such a number of shares of Voting Stock carrying more than fifty per cent (50%) of the voting rights of the Company.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P) or the equivalent investment grade credit rating from any replacement Rating Agency.

“Moody’s, means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Person” means any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organization, trust, state or agency of a state ( in each case whether or not being a separate legal entity).

“Rating Agency” means each of Moody’s and S&P; provided, that if any of Moody’s or S&P ceases to provide rating services to Companys or investors, the Company may appoint a “nationally recognized statistical rating organization” within the meaning of Rule l5c3-1(c)(2)(vi)(F) under the Exchange Act as a replacement for such Rating Agency as certified by the Company to the Trustee.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. and its successors.

9

“Voting Stock” means shares in the issued share capital of the Company carrying voting rights.

The Indenture contains provisions for defeasance at any time of the entire indebtedness on this Security upon compliance by the Company with certain conditions set forth thereon, which provisions apply to this Security.

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

The Company will pay any amounts to be paid by it on the Securities without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of The Netherlands or any political subdivision or authority of The Netherlands that has the power to tax, unless the deduction or withholding is required by law. If at any time a taxing jurisdiction of The Netherlands requires the Company to deduct or withhold taxes, the Company will pay such additional amounts of, or in respect of, the principal of, any premium, and any interest, or other amounts to which a Holder is entitled on the Securities (“Additional Amounts”) as are necessary so that the net amounts paid to the holders, after the deduction or withholding, shall equal the amounts which would have been payable had no such deduction or withholding been required. However, the Company will not pay Additional Amounts for taxes in any of the following circumstances:

(i) the tax or charge is imposed only because the Holder, or a fiduciary, settlor, beneficiary or member or shareholder of, or possessor of a power over, the Holder, if the Holder is an estate, trust, partnership or corporation, was or is connected to the taxing jurisdiction or otherwise than through holding the Securities. These connections include, but are not limited to, where the Holder or related party: (a) is or has been a citizen or resident of the jurisdiction; (b) is or has been engaged in trade or business in the jurisdiction; (c) has or had a permanent establishment in the jurisdiction; or (d) has, or has had, a substantial interest in the Company’s share capital;

(ii) the tax or charge is imposed due to the presentation of a Security, if presentation is required, for payment on a date more than 30 days after the security became due or after the payment was provided for, whichever occurs later;

10

(iii) the tax is an estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(iv) the tax, assessment or governmental charge is payable in a manner that does not involve withholding;

(v) the tax, assessment or governmental charge is imposed or withheld because the Holder or beneficial owner failed to comply with any of the Company’s requests for the following that the statutes, regulations or administrative practices of the taxing jurisdiction require as a precondition to exemption from all or part of such withholding: (a) to provide information about the nationality, residence, or identity of the Holder or beneficial owner; or (b) to make a declaration or satisfy any other information requirements;

(vi) the withholding or deduction is imposed pursuant to European Union Directive 2003/48/EC on the taxation of savings or any law or agreement implementing or complying with, or introduced to conform to, such Directive;

(vii) the withholding or deduction is imposed on a Holder or beneficial owner who could have avoided such withholding or deduction by presenting its Securities to another paying agent in a member state of the European Union, or

(viii) the Holder is a fiduciary or partnership or an entity that is not the sole beneficial owner of the payment of the principal of, or any interest on, any security, and the laws of the taxing jurisdiction require the payment to be included in the income of a beneficiary or settlor for tax purposes with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the holder of such security;

(ix) or any combination of items (i) through (viii) above.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of

11

all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, no Holder of any Security of this series will have the right to institute any proceeding with respect to the Indenture, this Security or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee indemnity, reasonably acceptable to it and the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of $2,000 and any integral multiple of $1,000 in excess. As provided in the Indenture and subject to certain limitations therein set

12

forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer or exchange, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

13

THIS SECURITY IS A REGISTERED GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

FLOATING RATE NOTE DUE [2011]

No. [001]	$[350,000,000]
CUSIP NO: [500472AD7]
ISIN: [US500472AD78]

Koninklijke Philips Electronics N.V., a corporation duly organized and existing under the laws of The Netherlands (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), having its principal executive office at Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands, for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of [Three Hundred and Fifty] Million Dollars on March 11, [2011], and to pay interest thereon from March 11, 2008 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, quarterly on March 11, June 11, September 11 and December 11 in each year, commencing June 11, 2008, at a rate determined in accordance with the reverse side hereof, until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the fifteenth calendar day (whether or not a Business Day), prior to such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and any such interest on this Security will be made at the office or agency of the Company maintained for that purpose in New York City, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts if applicable; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof, directly or through an Authenticating Agent, by manual signature of an authorized signatory, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed, manually or in facsimile.

Dated: March 11, 2008

Koninklijke Philips Electronics N.V.

By
Name
Title

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated herein and referred to in the within mentioned Indenture.

Dated: March 11, 2008

Deutsche Bank Trust Company Americas

By	Deutsche Bank National Trust Company

Name
Title

REVERSE

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of March 11, 2008 (herein called the “Indenture”, which term shall have the meaning assigned to it in such instrument), between the Company and Deutsche Bank Trust Company Americas, as Trustee thereunder (herein called the “Trustee”, which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture and all indentures supplemental thereto for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company and the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, initially limited in aggregate principal amount to U.S.$[350,000,000].

Interest on the Securities is payable quarterly in arrears on March 11, June 11, September 11 and December 11 of each year, commencing June 11, 2008. However, if an Interest Payment Date would fall on a day that is not a Business Day, the Interest Payment Date will be postponed to the next succeeding day that is a Business Day, except that if the Business Day falls in the next succeeding calendar month, the applicable Interest Payment Date will be the immediately preceding Business Day. In each such case, except for the Interest Payment Date falling on the maturity date, the Interest Periods (as defined below) and the Interest Reset Dates will be adjusted accordingly to calculate the amount of interest payable on the Securities.

“Business Day” means a London Business Day (as defined below) other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York City. “London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The interest rate for the Securities for the first Interest Period (as defined below) will be LIBOR as determined on March 5, 2008 plus 115 basis points. Thereafter, the interest rate for any Interest Period will be LIBOR as determined on the applicable Interest Determination Date (as defined below) plus 115 basis points, in each case calculated on the basis of a 360-day year and the actual number of days elapsed.

The interest rate will be reset on March 11, June 11, September 11 and December 11 of each year, commencing June 11, 2008 (each, an “Interest Reset Date”). However, if any Interest Reset Date would otherwise be a day that is not a Business Day, that Interest Reset Date will be postponed to the next succeeding day that is a Business Day, except that if the Business day falls in the next succeeding calendar month, the applicable Interest Reset Date will be the immediately preceding Business Day.

The first interest period will be the period from and including March 11, 2008 to but excluding the immediately succeeding Interest Reset Date. Thereafter, the interest periods will be the periods from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset Date (together with the first interest period, each an “Interest Period”). However, the final Interest Period will be the period from and including the Interest Reset Date immediately preceding the maturity date to the maturity date.

Deutsche Bank Trust Company Americas, or its successor appointed by the Company, will act as calculation agent (the “Calculation Agent”). The Calculation Agent will determine LIBOR (as defined below) for each Interest Period on March 5, 2008, for the first Interest Period and, for subsequent Interest Periods, on the second London Business Day prior to the first day of such Interest Period (an “Interest Determination Date”).

“LIBOR” means, with respect to any Interest Determination Date, the offered rate for deposits of U.S. dollars having a maturity of three months that appears on the Reuters Screen LIBOR01 display page, or any successor page, on Reuters or any successor service (or any such other service(s) as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for US dollar deposits) (the “Designated LIBOR Page”).

If no rate appears on the Designated LIBOR Page, LIBOR will be determined for such Interest Determination Date on the basis of the rates at approximately 11:00 a.m., London time, on such Interest Determination Date at which deposits in U.S. dollars are offered to prime banks in the London inter-bank market by four major banks in such market selected by the Calculation Agent, after consultation with the Company, for a term of three months and in a principal amount equal to an amount that in the judgment of the Calculation Agent is representative for a single transaction in US dollars in such market at such time (a “Representative Amount”). The Calculation Agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR for such Interest Period will be the arithmetic mean (rounded, if necessary, to the nearest one-hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards) of such quotations. If fewer than two such quotations are provided, LIBOR for such Interest

Period will be the arithmetic mean (rounded, if necessary, to the nearest one-hundred-thousandth of a percentage point, with five millionths of a percentage point rounded upwards) of the rates quoted at approximately 11:00 a.m. in the City of New York on such Interest Determination Date by three major banks in New York City, selected by the Calculation Agent, after consultation with the Company, for loans in U.S. dollars to leading European banks, for a term of three months and in a Representative Amount; provided, however, that if the banks so selected are not quoting as mentioned above, the then-existing LIBOR rate will remain in effect for such Interest Period.

The interest rate on the Securities will in no event be higher than the maximum rate permitted by law.

The Company will have the option to redeem the Securities of any series upon not less than 30 nor more than 60 days’ notice at any time, if the Company determines that it will or would be required to pay holders Additional Amounts (as defined below), and it cannot avoid such payment by reasonable measures available to it as a result of: (i) a change in or amendment to the laws or regulations of The Netherlands (or of any political subdivision or taxing authority thereof or therein), or (ii) a change in an official application or interpretation of those laws or regulations, including a decision of any court or tribunal, which becomes effective (1) in the case of the Company, on or after the date of this prospectus or (2) in the case of a successor company, the date such successor assumes the obligation under the Securities.

In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

Upon the occurrence of a Change of Control Triggering Event with respect to this series of Securities, unless the Company has exercised its right to redeem this series of Securities as described in this Security, each Holder of this series of Securities will have the right to require the Company to purchase all or a portion of such Holder’s Securities of this series (in integral multiples of $1,000) pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101 % of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of Holders of the Securities of this series on the relevant record date to receive interest due on the relevant interest payment date.

Within 60 days following the date upon which the Change of Control Triggering Event occurred, or at the Company’s option, prior to any Change of Control but after the public announcement of the pending Change of Control, the

Company will be required to send, by mail, a notice to each Holder of the Securities of this series, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of the Securities of this series electing to have such Securities purchased pursuant to a Change of Control Offer will be required to surrender such Securities, with the form entitled “Option of Holder to Elect Purchase” on the reverse of each Security completed, to the Trustee at the address specified in the notice, or transfer such Securities to the Trustee by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

The Company will comply with the requirements of Rule l4e-l under the Securities Exchange Act of 1934 (as amended) and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Securities as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Triggering Event provisions of the Indenture by virtue of such conflicts.

The Company will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by the Company and such third party purchases all Securities properly tendered and not withdrawn under its offer.

For purposes of the Change of Control Offer provisions of the Securities, the following terms will be applicable:

“Change of Control” means the occurrence of anyone of the following: (i) Control is acquired or held by any Person or any Persons acting in concert, within the meaning of Section 5:45, subsection 5 of the Dutch Act in financial supervision (Wet op het financieel toezicht) as to the exercise of Voting Stock or (ii) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Voting Stock of the Company outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving Person immediately after giving effect to such transaction, provided, however, that a Change of Control will not be deemed to have occurred solely as a result of the issuance or transfer, with the co-operation of the Company’s Supervisory Board, Board of Management or the Company’s general meeting of shareholders, as applicable, and, in each case, if required, of any preference shares in the Company’s share capital to the foundation Stichting Preferente Aandelen Philips or its successor.

“Change of Control Triggering Event” means, with respect to each series of Securities, the Securities of that series are rated below Investment Grade by each of the Rating Agencies on any date during the period (the “Trigger Period”) commencing on the date of the first public announcement by the Company of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings downgrade) provided that a Change of Control Triggering Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Change of Control Triggering Event). Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Control” means ownership of such a number of shares of Voting Stock carrying more than fifty per cent (50%) of the voting rights of the Company.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P) or the equivalent investment grade credit rating from any replacement Rating Agency.

“Moody’s, means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Person” means any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organization, trust, state or agency of a state ( in each case whether or not being a separate legal entity).

“Rating Agency” means each of Moody’s and S&P; provided, that if any of Moody’s or S&P ceases to provide rating services to Companys or investors, the Company may appoint a “nationally recognized statistical rating organization” within the meaning of Rule l5c3-1(c)(2)(vi)(F) under the Exchange Act as a replacement for such Rating Agency as certified by the Company to the Trustee.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. and its successors.

“Voting Stock” means shares in the issued share capital of the Company carrying voting rights.

The Indenture contains provisions for defeasance at any time of the entire indebtedness on this Security upon compliance by the Company with certain conditions set forth thereon, which provisions apply to this Security.

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

The Company will pay any amounts to be paid by it on the Securities without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of The Netherlands or any political subdivision or authority of The Netherlands that has the power to tax, unless the deduction or withholding is required by law. If at any time a taxing jurisdiction of The Netherlands requires the Company to deduct or withhold taxes, the Company will pay such additional amounts of, or in respect of, the principal of, any premium, and any interest, or other amounts to which a Holder is entitled on the

Securities (“Additional Amounts”) as are necessary so that the net amounts paid to the holders, after the deduction or withholding, shall equal the amounts which would have been payable had no such deduction or withholding been required. However, the Company will not pay Additional Amounts for taxes in any of the following circumstances:

(i) the tax or charge is imposed only because the Holder, or a fiduciary, settlor, beneficiary or member or shareholder of, or possessor of a power over, the Holder, if the Holder is an estate, trust, partnership or corporation, was or is connected to the taxing jurisdiction or otherwise than through holding the Securities. These connections include, but are not limited to, where the Holder or related party: (a) is or has been a citizen or resident of the jurisdiction; (b) is or has been engaged in trade or business in the jurisdiction; (c) has or had a permanent establishment in the jurisdiction; or (d) has, or has had, a substantial interest in the Company’s share capital;

(ii) the tax or charge is imposed due to the presentation of a Security, if presentation is required, for payment on a date more than 30 days after the security became due or after the payment was provided for, whichever occurs later;

(iii) the tax is an estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(iv) the tax, assessment or governmental charge is payable in a manner that does not involve withholding;

(v) the tax, assessment or governmental charge is imposed or withheld because the Holder or beneficial owner failed to comply with any of the Company’s requests for the following that the statutes, regulations or administrative practices of the taxing jurisdiction require as a precondition to exemption from all or part of such withholding: (a) to provide information about the nationality, residence, or identity of the Holder or beneficial owner; or (b) to make a declaration or satisfy any other information requirements;

(vi) the withholding or deduction is imposed pursuant to European Union Directive 2003/48/EC on the taxation of savings or any law or agreement implementing or complying with, or introduced to conform to, such Directive;

(vii) the withholding or deduction is imposed on a Holder or beneficial owner who could have avoided such withholding or deduction by presenting its Securities to another paying agent in a member state of the European Union, or

(viii) the Holder is a fiduciary or partnership or an entity that is not the sole beneficial owner of the payment of the principal of, or any interest on, any security, and the laws of the taxing jurisdiction require the payment to be included in the income of a beneficiary or settlor for tax purposes with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the holder of such security;

(ix) or any combination of items (i) through (viii) above.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, no Holder of any Security of this series will have the right to institute any proceeding with respect to the Indenture, this Security or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee indemnity, reasonably acceptable to it and the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of $2,000 and any integral multiple of $1,000 in excess. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer or exchange, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

[Letterhead of Sullivan & Cromwell LLP]

March 11, 2008

Koninklijke Philips Electronics N.V.,

Breitner Center,

Amstelplein 2, 1096 BC Amsterdam

The Netherlands.

Ladies and Gentlemen:

In connection with the issuance and sale under the Registration Statement on Form F-3 (File No. 333-149511) filed in accordance with the provisions of the Securities Act of 1933 (the “Act”) of U.S.$500,000,000 aggregate principal amount of 4.625% Notes due March 2013, U.S.$1,250,000,000 aggregate principal amount of 5.750% Notes due March 2018, U.S.$1,000,000,000 aggregate principal amount of 6.875% Notes due March 2038 and U.S.$350,000,000 aggregate principal amount of Floating Rate Notes due March 2011 (collectively, the “Debt Securities”) of Koninklijke Philips Electronics N.V., a company organized and existing under the laws of The Netherlands (the “Company”), we, as your United States counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, it is our opinion that the Debt Securities constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. For the purposes of our opinion, we have assumed that the Company has been duly incorporated and is a company with limited liability organized under the laws of The Netherlands and that the Debt Securities have been duly authorized, executed, authenticated, issued and delivered insofar as the laws of The Netherlands are concerned.

Also, we have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

We hereby consent to the filing of this opinion on a Form 6-K to be incorporated by reference in the Registration Statement relating to the Debt Securities. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP